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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 30 2013
Washington DC
404

SEC FILE NUMBER
8- 53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/12 (MM/DD/YY) AND ENDING 05/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison (City) WI (State) 53718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim L. Treddinick (608) 240-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd., Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/6/13
KW 8/5

OATH OR AFFIRMATION

I, Kim L. Treddinick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BONNIE M. SWANSON
Notary Public
Minnesota
My Commission Expires January 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Ruttenberg & Rothblatt PC

CPAs & Business Advisors

BAKER TILLY CAPITAL, LLC

Madison, WI

Statements of Financial Condition

As of May 31, 2013 and 2012

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Independent Auditor's Report

Member and Board of Directors
Baker Tilly Capital, LLC

Report on Financial Statements

We have audited the accompanying financial statements of Baker Tilly Capital, LLC, which comprise the statements of financial condition as of May 31, 2013 and 2012, and the related notes to the statements of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Frost Ruttenberg & Rothblatt, P.C.

Deerfield, Illinois
July 23, 2013

BAKER TILLY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
As of May 31, 2013 and 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 383,426	$ 521,153
Accounts receivable, net of an allowance of $245,000 as of May 31, 2013 and $125,000 as of May 31, 2012	251,397	1,008,935
Accounts receivable from related party	-	154,752
Prepaid expenses	4,017	1,150
Total Current Assets	638,840	1,685,990
TOTAL ASSETS	$ 638,840	$ 1,685,990

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts payable to related party	$ 63,350	$ -
Distributions payable	12,009	-
Total Current Liabilities	75,359	-
MEMBER'S EQUITY	563,481	1,685,990
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 638,840	$ 1,685,990

See notes to statements of financial condition.

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are commissions from private investment banking activities, including mergers and acquisitions, financial restructuring and advisory services and sales of annuity products.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from investment banking activities that are on a commission or contingent fee basis at the time of closing of the related transaction or at the time that all related services required by the Company to complete the transaction have been provided. Revenue from engagements completed on a time and material basis are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $133,000 and $271,000 at May 31, 2013 and 2012, respectively. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2013 and 2012, respectively, an allowance of $245,000 and $125,000 was established for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $368,479 and $566,355 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2013 and 2012, respectively.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2013 and 2012, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure. The Company's federal tax returns for the tax years 2010 and later and Wisconsin tax returns for the tax years 2009 and later remain subject to examination.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable and accounts payable to related party. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through July 23, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by Baker Tilly, who does not charge the Company for administrative duties performed by Baker Tilly on the Company's behalf. In addition, the Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company paid $0 and $168,444 in commission fees to an entity related through common ownership May 31, 2013 and 2012, respectively.

At May 31, 2012, the Company had accounts receivable of $154,752 due from Baker Tilly. The majority of amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company. There were no amounts due from Baker Tilly at May 31, 2013. In addition, the Company had accounts payable of $63,350 due to Baker Tilly at May 31, 2013. There were no amounts due to Baker Tilly at May 31, 2012.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2013, the Company had net capital of $308,067 which was correspondingly $303,043 in excess of its required net capital of $5,024. At May 31, 2013, the Company's net capital ratio was 0.24 to 1.00.

In April 2013, the Company determined that it had a net capital deficiency. In response to the identified net capital deficiency, the Company's parent immediately contributed $100,000 of additional capital into the Company. In addition, the Company's parent subsequently invested an additional $100,000 later in April to provide additional capital. Under FINRA rules and regulations these net capital contributions are required to remain invested in the Company for a one year period of time from the date of contribution.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 6 - Concentration of Revenue

Two customers accounted for approximately 66 percent of total revenue for the year ended May 31, 2013. Two customers accounted for approximately 31 percent of total revenue for the year ended May 31, 2012.

NOTE 7 - Contingencies

In the normal course of business, the Company becomes involved in various litigation matters. The Company is currently involved in two matters related to private equity underwritings completed in 2005 through 2008. Total claims currently filed do not exceed $595,000 and have been reported to the Company's professional liability insurance carrier. The Company disagrees with the claims and is vigorously defending the claims. During the year, the Company elected to settle seven matters submitted to arbitration and paid a total of $255,000, in lieu of anticipated costs to defend. The Company believes that the ultimate outcome of the remaining claims will not have a material impact on the overall financial condition of the Company and, accordingly, no liability has been accrued for any potential settlements.